EXHIBIT 99.(a)(6)


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LETTERHEAD OF TF FINANCIAL CORPORATION








September 26, 1997


To Our Stockholders:

         TF Financial Corporation (the "Company") is offering to purchase 900,000 shares (approximately 22% of its currently outstanding shares) of its common stock from its stockholders at a cash price not greater than $26.00 nor less than $22.50 per share. The Company is conducting the Offer through a procedure commonly referred to as a "Modified Dutch Auction." This procedure allows you to select the price within that price range at which you are willing to sell your shares to the Company. Based upon the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine a single per share purchase price within that price range which will allow it to buy 900,000 shares (or such lesser number of shares as are validly tendered and not withdrawn at prices not greater than $26.00 nor less than $22.50 per share) (the "Purchase Price"). Subject to possible proration in the event more than 900,000 shares are tendered at or below the Purchase Price, all of the shares that are validly tendered at prices at or below that Purchase Price (and are not withdrawn) will be purchased at that same Purchase Price, net to the selling stockholder in cash. Since the Company is purchasing stock directly from its shareholders, there are no brokerage commissions. All other shares which have been tendered and not purchased will be returned to the stockholder.

         For those stockholders who own an aggregate of fewer than 100 Shares, the Offer may represent an opportunity to sell all of their shares without having to pay brokerage commissions.

         The Offer, proration period and withdrawal rights expire at 5:00 p.m., Eastern time, on Monday, October 27, 1997, unless the Offer is extended.

         Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares. You must make your own decision whether to tender shares and, if so, how many shares to tender and at which price or prices.

         This Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your shares, the instructions on how to tender shares are also explained in detail in the enclosed materials. I encourage you to read these materials, along with a Question and Answer Brochure that answers some of the frequently asked questions for this type of transaction, carefully before making any decision with respect to the Offer.

                                                        Very truly yours,


                                                        /s/John R. Stranford
                                                        John R. Stranford
                                                        President